Filed by HNI Corporation

(Commission File No.: 001-14225)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Steelcase Inc.

(Commission File No.: 001-13873)

August 4, 2025

The following information was used to host meetings for members of HNI Corporation on August 4, 2025:

Member Meeting Slides:

Member Meeting Script:

HNI CEO Script for Announcement Day

Member Meetings – WPF & Corporate

OPENING

•	Good morning everyone.

•	Thank you all for joining us on short notice.

•	Today is an exciting day. I am very pleased to speak with you about today’s announcement.

•	Earlier today, we announced that we reached an agreement to acquire Steelcase.

•	This represents one of the most important milestones in HNI’s history and is a transformative moment for our industry and our customers.

•	Now, I know you have all likely heard of Steelcase. The company is a respected workplace furnishings industry leader.

•	We’ve long admired them for their insight-led approach, which has helped shape the workplace furnishings industry for decades.

•	In uniting Steelcase with the HNI family, we will bring together two highly complementary dealer networks and product portfolios with some of our industry’s most respected brands.

•	Before getting into any further detail, I want to express my thanks and appreciation to each of you.

•	Today’s announcement is only possible because of your focus on our core beliefs and business priorities, your dedication and hard work, and your commitment to creating excellent solutions for our customers.

•	Now, on to the details of why we’re doing this.

BUSINESS RATIONALE

•	First, combining HNI and Steelcase’s complementary geographic footprints and dealer networks will help us support a broader customer base—from small- and medium-sized businesses to the largest global organizations—delivering a truly better buying experience and expanded product offerings for our customers.

•	The combination of our complementary product portfolios will better position us to meet the evolving needs of the workplace.

•	Steelcase also has complementary capabilities. Together, we’ll learn from the best practices in each company to leverage our combined strengths in innovation, thought leadership, and operational excellence, becoming an even more effective organization, benefiting our customers.

•	I have confidence in our ability to bring together the best of both our organizations. We have recent experience doing just this, following our 2023 acquisition of Kimball International. We have proven we can successfully manage a significant integration and do it well. Through the collaborative work of members across KII, WPF, and HNI, we have developed an effective approach, with numerous learnings. I expect the approach and collaboration to be similar with the Steelcase team.

•	This acquisition will also strengthen our company financially, enabling us to accelerate and increase investments in the business.

•	Overall, you should see today’s announcement as very much a continuation of our successful long-term strategy.

PEOPLE & VALUES

•	Now, turning to the most important element: people and values.

•	HNI and Steelcase share a commitment to respecting people, operating with excellence, and acting with integrity. These values will serve as a cornerstone of our integration efforts.

•	We are excited that you, our members, will benefit from even more growth and development opportunities within a larger, more diversified organization.

ABOUT STEELCASE

•	I’m sure some of you are curious to know a bit more about Steelcase, and I’d like to spend a few minutes on that.

•	Founded in 1912, Steelcase has designed, manufactured, and delivered workplace furnishings solutions for over a century.

•	Their brand portfolio features some of the most widely recognized names in the industry, serving customers across key segments, including workplace customers, along with the education and healthcare markets.

•	In the industry, Steelcase is known for their research-led approach that helps them deliver insights and design innovative products for customers around the world. They are particularly well known for their strength in the large commercial contract market.

•	Steelcase is headquartered in Grand Rapids, Michigan—here in the Midwest like us.

•	Their footprint is complementary with ours and includes almost 800 dealer locations in more than 80 countries, including a strong presence in Europe and Asia.

•	In terms of team size, Steelcase has just over 11,000 employees working in more than 15 manufacturing, distribution and corporate locations globally.

•	Like us, Steelcase is publicly traded on the New York Stock Exchange. Their revenue last fiscal year was about $3.2 billion.

•	You can see why we’re excited for the opportunity to add Steelcase to our HNI team.

NEXT STEPS

•	Before we wrap up, let’s discuss what happens from here.

•	I’m sure you are excited for what is to come, and today is just the first step in the process.

•	We are committed to a thoughtful, intentional integration approach.

•	We will be assembling an integration planning team, led by key members of both companies.

•	They will be focused on bringing together the capabilities of HNI and Steelcase so we can deliver for our members, our customers, our dealer partners, and the communities in which we operate.

•	There are a few customary approvals that need to happen before close. We expect the acquisition to be completed by the end of the year.

•	Until we announce the completion of the transaction, HNI and Steelcase must continue to operate as two independent companies. Failure to do so could have significant legal consequences.

•	As always, it is important that we remain focused on our customers and continue executing on our existing priorities. It is “business as usual” at this time. Let’s all stay focused on the great work and momentum we have going so far in 2025.

•	We are committed to communicating proactively and being as transparent as possible as we work through the integration.

•	If any of your business contacts ask you about the announcement, you can refer them to the press release, convey our excitement about acquiring Steelcase, and inform them that there are no changes in how we interact or serve them. Our two companies will remain entirely separate until closing.

•	Our sales and customer support leaders will be connecting with their teams later today to discuss our plans for dealer and customer outreach. If you’re a member of one of those teams, please expect more information specific to your role later today.

•	If a member of the media calls or asks you a question, you should not make any comment and instead refer those questions to Steven Bradford.

•	Again, the most important thing we can do now is stay focused on delivering our priorities and serving our customers.

CLOSING

•	I hope you are all as excited as I am about this next chapter of HNI’s journey. It’s a truly momentous time for our company, and I’m confident that our best days are in front of us.

•	Thank you, as always, for your hard work and commitment to HNI and one another.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.Steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”